L.L.

SEC
Mail Processing
Section

MAR 02 2017

Washington DC
416

17009381

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 44034

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Omni Financial Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Polaris Parkway, Suite 450
(No. and Street)

Columbus (City) OH (State) 43240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Milliken 614-438-5300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Ostrander, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Omni Financial Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALESA R. WOODS
NOTARY PUBLIC STATE OF OHIO
MY COMMISSION EXPIRES ON MAY 30, 2021

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMNI FINANCIAL SECURITIES, INC.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
OMNI Financial Securities, Inc.
6530 Singletree Drive
Columbus, OH 43229

Report on the Financial Statements

I have audited the accompanying statement of financial condition of OMNI Financial Securities, Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of OMNI Financial Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OMNI Financial Securities, Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of OMNI Financial Securities, Inc. financial statements. Supplemental Information is the responsibility of OMNI Financial Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In

forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

OMNI FINANCIAL SECURITIES, INC.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2016

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
Huntington Bank	6,104.36
The Flex Fund	7,333.30
Total Checking/Savings	13,437.66
Other Current Assets	
Prepaid CRD Account	51.39
Total Other Current Assets	51.39
Total Current Assets	13,489.05
Other Assets	
InterCompany Receivable	
InterCompany - OFM	3,371.26
Total InterCompany Receivable	3,371.26
Total Other Assets	3,371.26
TOTAL ASSETS	**16,860.31**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
COMMISSONS PAYABLE	8,522.68
Total Other Current Liabilities	8,522.68
Total Current Liabilities	8,522.68
Total Liabilities	8,522.68
Equity	
COMMON STOCK	500.00
PAID IN CAPITAL	105,182.48
Retained Earnings	-85,264.83
Net Income	-12,080.02
Total Equity	8,337.63
TOTAL LIABILITIES & EQUITY	**16,860.31**

The accompanying notes are an integral part of these financial statements.

OMNI FINANCIAL SECURITIES, INC.

Financial Statements

Statement of Loss

As of and for the Year-Ended December 31, 2016

	Jan - Dec 16
Income	
INCOME - COMMISSIONS	144,717.19
INTEREST - Flex Acc't.	23.55
Reimburse	
NASD Fees	4,711.22
Total Reimburse	4,711.22
Total Income	149,451.96
Expense	
ACCRUED COMMISSIONS	1,831.05
BANK CHARGES	0.00
CRD ACCOUNT	5,503.25
EXPENSE, COMMISSION	83,078.55
Filing Fees	386.62
INSURANCE	
FIDELITY BOND	1,262.00
Total INSURANCE	1,262.00
INTER COMPANY EXPENSE	59,000.00
LICENSES AND PERMITS	
RENEWAL	2,790.00
LICENSES AND PERMITS - Other	4,123.76
Total LICENSES AND PERMITS	6,913.76
MISCELLANEOUS EXPENSE	56.75
PROFESSIONAL SERVICES	3,500.00
Total Expense	161,531.98
Net Income	-12,080.02

The accompanying notes are an integral part of these financial statements.

OMNI FINANCIAL SECURITIES, INC.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	-12,080.02
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Prepaid CRD Account	-1.75
COMMISSONS PAYABLE	1,831.05
Net cash provided by Operating Activities	-10,250.72
Net cash increase for period	-10,250.72
Cash at beginning of period	23,688.38
Cash at end of period	**13,437.66**

The accompanying notes are an integral part of these financial statements.

OMNI FINANCIAL SECURITIES, INC.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2016

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2014	$ -	$ -	500	$ 500	500	$ 105,182	$ (85,265)	$ 20,417
Net Income	-	-	-	-	-	-	(12,080)	(12,080)
Capital Transactions	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at December 31, 2014	-	$ -	-	$ 500	-	$ 105,182	$ (97,345)	$ 8,337

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Omni Financial Securities, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of Ohio in 1991. The Company has adopted a calendar year.

Description of Business

The Company, located in Columbus, OH, is a broker dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(2)(1), which provides an exemption for "Limited Business."

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Concentrations

The Company's concentration is in services, which is the sale of variable annuities and mutual funds.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(1) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

The Parent allocates to its subsidiaries certain expenses it incurs that are related to the subsidiaries' operations via management and overhead expenses. Total management and overhead expenses paid by the Company to the Parent for 2016 were $59,000.00.

NOTE E – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e. an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

NOTE F – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers' SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE G – COMMITMENTS AND CONTINGENCIES

Omni Financial Securities, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

OMNI FINANCIAL SECURITIES, INC.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Computation of Net Capital

Stockholder's Equity		$ 8,337.00
Non-Allowable Assets		
Prepaid Expenses	51.00	
Fixed Assets	0.00	
Accounts receivable - other	3371.00	
Total Non-Allowable Assets		(3,422.00)
Haircuts on Securities Positions		
Securities Haircuts	$ 0.00	
Undue Concentration Charges	0.00	
Total Haircuts on Securities Positions		$ (0.00)
Net Allowable Capital		$ 4,915.00

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 568.00
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000.00
Net Capital Requirement	5,000.00
Excess Net Capital	(85.00)

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 8,523.00
Percentage of Aggregate Indebtedness to Net Capital	173.41%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2016	$ 4,915.00
Adjustments	
Increase (Decrease) in Equity	0.00
(Increase) Decrease in Non-Allowable Assets	0.00
(Increase) Decrease in Securities Haircuts	0.00
Net Capital per Audit	$ 4,915.00
Reconciled Difference	0.00

OMNI FINANCIAL SECURITIES, INC.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $4,915.00 which was $-85.00 in excess of its required net capital of $5,000.00. The Company's net capital ratio was 173.41%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

OMNI

OMNI FINANCIAL SECURITIES, INC.
6530 SINGLETREE DRIVE
COLUMBUS, OHIO 43229
TEL. 614/438-5300
FAX 614/848-4253

A REGISTERED FINRA BROKER DEALER
MEMBER SIPC

February 10, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Omni Financial Securities, Inc. has complied with Exemption Rule 15c3-3 (k) (1), for the period of January 1, 2016 through December 31, 2016. Omni Financial Securities, Inc., Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades). Omni Financial Securities, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, year 1991.

Bob Ostrander, the president of Omni Financial Securities, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review, December 31, 2016.

Bob Ostrander has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Omni Financial Securities, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (614) 438-5300.

Very truly yours,

Bob Ostrander, Pres.

Bob Ostrander, President
Omni Financial Securities, Inc.

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
Omni Financial Securities, Inc.
1900 Polaris Parkway, Suite 450
Columbus, OH 43240

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Omni Financial Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Omni Financial Securities, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Omni Financial Securities, Inc. stated that Omni Financial Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Omni Financial Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Omni Financial Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
OMNI Financial Securities, Inc.
1900 Polaris Parkway, Suite 450
Columbus, OH 43240

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by OMNI Financial Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating OMNI Financial Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). OMNI Financial Securities, Inc.'s management is responsible for OMNI Financial Securities, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $181.35.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, OMNI Financial Securities, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

February 10, 2017